Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 19 DATED FEBRUARY 15, 2022 TO THE

PROSPECTUS DATED MARCH 19, 2021

This prospectus supplement no. 19 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated March 19, 2021, prospectus supplement no. 1 dated April 15, 2021, prospectus supplement no. 2 dated April 29, 2021, prospectus supplement no. 3 dated May 17, 2021, prospectus supplement no. 4 dated June 15, 2021, prospectus supplement no. 5 dated July 8, 2021, prospectus supplement no. 6 dated July 12, 2021, prospectus supplement no. 7 dated July 15, 2021, prospectus supplement no. 8 dated August 16, 2021, prospectus supplement no. 9 dated September 7, 2021, prospectus supplement no. 10 dated September 15, 2021, prospectus supplement no. 11 dated September 15, 2021, prospectus supplement no. 12 dated September 22, 2021, prospectus supplement no. 13 dated October 15, 2021, prospectus supplement no. 14 dated November 15, 2021, prospectus supplement no. 15 dated November 29, 2021, prospectus supplement no. 16 dated December 15, 2021, prospectus supplement no. 17 dated January 11, 2022 and prospectus supplement no. 18 dated January 14, 2022 (collectively, the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of March 1, 2022, the first business day of the month, for each class of our common stock being offered and sold in this offering; and
•	to disclose our NAV per share as of January 31, 2022; and
•	to disclose each of our commercial mortgage loans entered into since January 14, 2022 as of February 14, 2022; and
•	to disclose the election of a new Chief Investment Officer of the Company and a new President of our Advisor.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of March 1, 2022, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$20.1352
Class T	$20.1333
Class S	$20.0969
Class D	$20.1300
Class I	$20.1349

As of January 31, 2022, we had not sold any Class S shares. The March 1, 2022 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of January 31, 2022. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2022 that would have a material impact on our NAV per share.

January 31, 2022 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total net asset value attributable to common stock and NAV per share for January 31, 2022.

Our total net asset value attributable to common stock presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering. As of January 31, 2022, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total net asset value attributable to common stock as of January 31, 2022 ($ and shares in thousands, except per share data):

Components of NAV	January 31, 2022
Commercial mortgage loans	$747,085
Real estate owned, net	17,100
Cash and cash equivalents and restricted cash	28,447
Other assets	6,568
Repurchase agreements - commercial mortgage loans	(357,461)
Credit facility payable	(14,350)
Loan participations sold	(110,016)
Reserve for negative impact of COVID on real estate owned (1)	(808)
Due to related parties	(3,145)
Distributions payable	(1,123)
Interest payable	(401)
Accrued stockholder servicing fees (2)	(115)
Other liabilities	(6,847)
Preferred stock	(87,164)
Net asset value attributable to common stock	$217,770
Number of outstanding shares	10,836
Aggregate NAV per share	$20.0969

(1)

As of December 31, 2020, we established as a component of the NAV calculation a $2,250 reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned. We have increased this reserve by an additional $1,000 as of December 31, 2021, for expected losses during 2022 for the real estate owned related to the continuing COVID-19 pandemic. The reduction in this reserve as of January 31, 2022 from December 31, 2021 resulted from the net loss on real estate owned set forth below. Because we had already established a reserve for losses, the monthly loss on real estate owned as of January 31, 2022 has no negative effect on the NAV. Below is a reconciliation of the reserve ($ in thousands):

Beginning reserve balance as of December 31, 2021	$(1,402)
Plus: Net loss on real estate owned for January:
Revenue from real estate owned	394
Real estate owned operating expense	(1,022)
Non-cash adjustment for ground lease	34
Net loss from real estate owned	(594)
Reserve balance as of January 31, 2022	$(808)

(2)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of January 31, 2022, we have accrued under GAAP $705 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of January 31, 2022, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total net asset value attributable to common stock and NAV per share by share class as of January 31, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value attributable to common stock	$187,930	$13,317	$7,906	$—	$955	$7,646	$217,770
Number of outstanding shares	9,355	661	393	—	47	380	10,836
NAV per share as of January 31, 2022	$20.0889	$20.1352	$20.1333	$—	$20.1300	$20.1349	$20.0969

Commercial Mortgage Loans Held for Investment

The following information supplements the table of select loan information on page 73 of our prospectus to add each of our commercial mortgage loans entered into since January 14, 2022 as of February 14, 2022 ($ in thousands):

Since January 14, 2022

Origination Date	Loan Type (1)	Principal Balance	Cash Coupon (2)	All-in Yield (2)	Maximum Maturity (3)	State	Property Type	LTV (4)
1/14/22	First mortgage	$36,800	S+3.40%	3.5%	1/9/27	MO	Multifamily	80%
1/20/22	First mortgage	$16,153	S+3.65%	3.7%	2/9/27	NC	Retail	63%
1/26/22	First mortgage	$14,000	S+3.55%	3.6%	2/9/27	NJ	Industrial	63%
1/28/22	First mortgage	$12,300	S+3.30%	3.3%	2/9/27	NC	Multifamily	70%

(1)	First mortgage loans are first position mortgage loans.
(2)

Cash coupon is the stated rate on the loan. All-in yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. Our first mortgage loans are all floating rate and each contains a minimum SOFR floor. “SOFR” or “S” means CME Group One-Month Term Secured Overnight Financing Rate.

(3)	Maximum maturity assumes all extension options are exercised by the borrower; however, loans may be repaid prior to such date.
(4)	Loan-to-value (“LTV”) was determined at loan origination and is not updated for subsequent property valuations or loan modifications.

Directors and Executive Officers; The Sub-Advisor and Sound Point; and The Advisor and Inland

The following information supplements the discussion of our directors and executive officers that begins on page 79 of our prospectus, the discussion of the Advisor and Inland that begins on p. 84 of our prospectus and the discussion of our Sub-Advisor and Sound Point that begins on p. 90 of our prospectus to reflect the election of Matthew Donnelly as our Chief Investment Officer and Denise Kramer as the President of our Advisor. Andrew Winer has resigned as Chief Investment Officer of the Company and is no longer a Portfolio Manager of our Sub-Advisor. Mr. Curtis has resigned as the President of our Advisor.

Matthew Donnelly, age 51, is our Chief Investment Officer, a position he has held since February 2022. He also serves as Head of Originations for our Sub-Advisor, a position he has held since October 2016. From February 2014 to March 2016, Mr. Donnelly was Head of Originations at Realty Finance Trust, Inc. where he oversaw the origination, underwriting and closing of more than $1.5 billion in bridge and mezzanine loans. From 2008 to 2014, Mr. Donnelly served as Head of Real Estate Finance for Cole Real Estate Investments and was responsible for over $10 billion in financings for the company's managed REITs. These financings included REIT-level corporate facilities as well as project-based loans. Prior to joining Cole, Mr. Donnelly was a Managing Director in real estate finance from 1999 to 2008 at Bear Stearns where he managed a team of junior originators and underwriters and was responsible for over $5 billion in CMBS and balance sheet loans. In 1995, Mr. Donnelly began his real estate finance career as a loan officer for Community Preservation Corporation, a non-profit lender focused on low income housing construction and rehabilitation loans on properties in New York City. Mr. Donnelly holds a B.A. in Economics from Fordham University and has a M.A. in Real Estate Investment from New York University.

Denise C. Kramer, age 43, serves as President of our Advisor and is responsible for the oversight of our Sub-Advisor. She has held this position since December 2021. She also serves as Senior Vice President of Investment Product Research for our Dealer Manager, a position she has held since September 2016. Ms. Kramer previously served as Director of Investment Research at Advisor Group from January 2010 to August 2016 where she was responsible for the oversight of due diligence on all packaged products made available on Advisor Group’s platforms. Ms. Kramer has a Bachelor’s degree in Accounting from the University of Maine, a Master’s degree in Finance from Northeastern University, holds FINRA Series 7 and 66 licenses, and is a CFA Charterholder.

Stock Ownership of Certain Beneficial Owners and Management

The beneficial ownership table on p. 112 of our prospectus is updated to reflect the addition of Mr. Donnelly as the replacement for Mr. Winer.

The following table sets forth, as of February 11, 2022, the amount of our common stock beneficially owned (unless otherwise indicated) by: (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our directors and executive officers in the aggregate. Unless otherwise noted, the address for each of the persons or entities named in the following table is 2901 Butterfield Road, Oak Brook, Illinois 60523. None of our executive officers or directors owns any of our Series A Preferred Stock.

	Common Stock Beneficially Owned(1)
Name	Number of Shares	Percentage(2)
Mitchell A. Sabshon(3)	50,588	*
Donald MacKinnon(4)	27,685	*
Cynthia Foster Curry	12,229	*
Norman A. Feinstein	6,229	*
Robert N. Jenkins	6,229	*
Catherine L. Lynch	600	*
Roderick S. Curtis	400	*
Matthew Donnelly(4)	-	*
All officers and directors as a group (8 persons)	103,960	*

*	Less than 1%
(1)

Beneficial ownership is determined in accordance with the rules of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, or “investment power,” which includes the right to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Based on a total of 11,173,913 shares of common stock issued and outstanding as of November 11, 2021.
(3)

The shares owned by the Advisor are deemed to be beneficially owned by Mr. Sabshon. Mr. Sabshon exercises control over the Advisor but does not have sole voting and investment power with respect to the shares owned by the Advisor.

(4)	The address of such person or entity is 375 Park Avenue, 33rd Floor, New York, NY 10152.